PLAYBOY ENTERPRISES, INC.

                                 LINDA G. HAVARD
                            EXECUTIVE VICE PRESIDENT
                            & CHIEF FINANCIAL OFFICER



                                                     August 10, 2006




VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3720
Attention:  Terry French
            Accountant Branch Chief

                    RE:  Playboy Enterprises, Inc.
                         Form 10-K for the year ended December 31,
                         2005 Filed March 16, 2006 Form 10-Q for the
                         quarter ended March 31, 2006
                         Filed May 10, 2006
                         File No. 1-14790
                         -------------------------------------------

Ladies and Gentlemen:

                  Playboy Enterprises, Inc. (the "Company") has received the additional comments from the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in a letter from Terry French, Accountant Branch Chief, dated August 2, 2006, regarding the Commission's limited review of the above-referenced Company filings. The Company is currently considering the Staff's comments and gathering the necessary information to formulate an appropriate response. As a result, the Company is requesting additional time to fully consider the matter and formulate its response. The Company believes that it will be in a position to deliver a letter responding to the Staff's comments on or before Friday, September 1, 2006.

                  If the Staff has any questions or requires additional information regarding this request for additional time to respond, please contact the undersigned at (312) 373-2620. Facsimile transmissions may be sent to the undersigned at (312) 337-0271.


                                         Very truly yours,


                                         PLAYBOY ENTERPRISES, INC.


                                         By: /s/ Linda G. Havard
                                             -----------------------------------
                                             Name:  Linda G. Havard
                                             Title: Executive Vice President,
                                                    Finance and Operations and
                                                    Chief Financial Officer

cc:  Al Rodriguez
     (Securities and Exchange Commission)

     Howard Shapiro, Esq.
     (Playboy Enterprises, Inc.)






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